Exhibit 99.7

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 1.1 14475 ANNUAL GENERAL MEETING HUTCHMED (CHINA) LIMITED (Continued and to be signed on the reverse side) Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below or on the reverse side. ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: • Go to www.astfinancial.com/login and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button • Follow the instructions provided to set up your account which will include providing your e-mail address • Once your account has been set up, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: • Go to www.astfinancial.com/login and click on “LOGIN” button under the Shareholder Central heading • Once you access your account, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available.

ANNUAL GENERAL MEETING

HUTCHMED (CHINA) LIMITED

May 10, 2024

Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on April 29, 2024.

↓ Please detach along perforated line and mail in the envelope provided. ↓

051024

Resolutions presented for consideration at the Annual General Meeting on May 10, 2024.
THE BOARD RECOMMENDS A VOTE "FOR" THE RESOLUTIONS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

ORDINARY RESOLUTIONS

	FOR	AGAINST	ABSTAIN
1. To consider and adopt the audited financial statements, and the reports of the directors and independent auditors for the year ended December 31, 2023.	☐	☐	☐
2(A). To re-elect Mr TO Chi Keung, Simon as a director.	☐	☐	☐
2(B). To re-elect Dr Weiguo SU as a director.	☐	☐	☐
2(C). To re-elect Mr CHENG Chig Fung, Johnny as a director.	☐	☐	☐
2(D). To re-elect Dr Dan ELDAR as a director.	☐	☐	☐
2(E). To re-elect Ms Edith SHIH as a director.	☐	☐	☐
2(F). To re-elect Ms Ling YANG as a director.	☐	☐	☐
2(G). To re-elect Mr Paul Rutherford CARTER as a director.	☐	☐	☐

ORDINARY RESOLUTIONS

	FOR	AGAINST	ABSTAIN
2(H). To re-elect Mr Graeme Allan JACK as a director.	☐	☐	☐
2(I). To re-elect Professor MOK Shu Kam, Tony as a director.	☐	☐	☐
3. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix the auditors' remuneration.	☐	☐	☐

SPECIAL RESOLUTION

	FOR	AGAINST	ABSTAIN
4. To grant a general mandate to the Directors to issue additional shares of the Company.	☐	☐	☐

ORDINARY RESOLUTION

	FOR	AGAINST	ABSTAIN
5. To grant a general mandate to the Directors to repurchase shares of the Company.	☐	☐	☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.